Mail Stop 3561

January 29, 2007

Via U.S. Mail & Facsimile (303) 431-1567
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

      Re: Tombstone Cards, Inc.
             Amendment No. 1 to Registration Statement on Form SB-2
             Filed January 8, 2007
             File No. 333-138184

Dear Mr. Cox:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   While we note the revisions to this document in response to our comments from our letter dated November 17, 2006, the disclosure requires substantial revision prior to effectiveness. We urge you to refer to the requirements of Form SB-2 and Regulation SB for substantive guidance as you revise this document. We also suggest that you review your entire filing to eliminate the many instances of duplicative disclosure and factual discrepancies and inconsistencies. In addition, please refer to our prior comments. The comments below are intended to provide additional guidance in the process.

2.   Please make the revisions throughout the prospectus to provide clear, concise, and consistent disclosure about the offering and the securities being registered. An investor should be able to use this document to understand what is being offered and where the company stands as a result of this offering. Please revise your disclosure to clarify that the securities to be registered are the units, common shares, warrants, and options, and to provide consistent disclosure of the amount of each security being registered throughout the document, including the fee table, cover page and summary. Furthermore, while we note that certain securities are being offered by selling shareholders, the amount of

proceeds that the company could raise by this offering remains unclear. Please clarify your disclosure to indicate, if true, that the proceeds to the company will be limited to the exercise price of the options and the warrants.

3.	In addition, since there is currently no public market for your securities, you must set a fixed price at which your securities may be sold until a market for your securities develops. Accordingly, though the warrants and options may have different exercise prices, you must set a fixed price for all the common shares being registered. Please revise fee table and the plan of distribution section accordingly.

Cover Page

4.	In the second paragraph here and in the first paragraph on page 5 you indicate that your "Common Stock and Warrants will be separately transferable immediately after the closing of this offering." Please discuss the transfer limitations, if any, that apply to the units that you are registering.

We may have shortages of working capital, page 6

5.	We note the additional disclosure you have provided in response to comment 18 from our letter of November 17, 2006, but we reissue it, in part. You indicate here that your officers are "spending full time in this business – 40 hours per week or more." However, you indicate on page 7 that your officers are currently devoting "30 hours per week each" to the business, on page 8 in the risk factor "Our Officers and Directors are not employed full-time by us" that your officers will devote "about 30 hours per week" to your business, and on pages 22 and 23 that your officers are spending "approximately 30 hours per week" on your business. Please revise to eliminate this discrepancy. In addition, please include the revised disclosure under the appropriate subheading.

Our officers and Directors may have conflicts of interest, page 6

6.	We note your response to comment 17 from our letter of November 17, 2006, but we reissue it, in part. The section that you cross-reference, "Directors, Officers and Contracted Persons" does not appear elsewhere in the prospectus. Please revise to make sure that this and all cross-references in the prospectus are accurate.

Our Warrant holders and Option holders, page 7
We have not set up an escrow to receive proceeds, page 7

7.	We note that you have added these two risk factors in response to comments 12 and 13 from our letter of November 17, 2006. However, you have added them in the middle of the risk factor "The regulation of penny stocks by SEC and NASD" which begins on page 6. Please revise to present these two new risk factors and all other risk factors in a manner that is concise and organized logically.

Use of Proceeds, page 14

8.   We note the changes you have made in response to comment 24 from our letter of November 17, 2006, but we reissue the comment. The sentence introducing Table II says that it contains a "break down of how management intends to use the proceeds if only 25 percent, 50 percent, or 75 percent of the total offering amount is raised." However, the chart itself contains only proceeds from the A and other warrants, and not B warrants. Please revise your disclosure in this section to include the B warrant proceeds, and to otherwise comply with Item 504 of Regulation S-B.

9.   We note that in response to comment 25 from our letter of November 17, 2006, you indicate in the paragraph after Table I that you "have not set any priorities of one budget category over any other. If less than all Securities offered by us are sold, we will reduce the categories pro rata, not according to any priority." Similarly, you reference your "pro rata" spending plans in the first and last paragraphs on page 42. However, in Table II here and in the second table on page 43 your budget assuming that you raise less than 100% does not in fact reduce each category pro rata. Please refer to Item 504 of Regulation S-B to revise and also revise to eliminate this inconsistency.

Dilution, page 17

10.   We note the changes you have made in response to comment 26 from our letter of November 17, 2006, but we reissue the comment. You indicate in the first paragraph that officers and directors have purchased 1,000,000 shares at $0.01 per share, while other shareholders have purchased 500,000 shares of your common stock for $0.05 per share and 1,730,000 shares of your common stock for $0.50 per share. However, the Recent Sales of Unregistered Securities chart on pages 48 and 49 lists a number of shareholders who appear not to be officers and directors who have purchased shares at $0.01 per share, and lists no shareholders who purchased shares at $0.05 per share. Please revise to eliminate these inconsistencies.

Selling Security Holders, page 19

11.   We note the additional disclosure you have provided in response to comment 30 from our letter of November 17, 2006. However, your selling shareholder chart remains confusing and difficult to follow. It remains unclear who currently owns the securities that are being registered pursuant to this document. For example, it is unclear who is offering the units or whether the common shares are held by way of the units. This chart requires substantial revision in accordance with Item 507 of Regulation S-B. Please revise the chart to provide the amount of securities of the class owned by each security holder

before the offering, the amount to be offered for the security holder's account, the amount to be owned by such security holder after the offering is complete. Furthermore, please explain to us whether the column labeled, "% owned after offering of class of securities" is intended to reflect ownership percentages assuming all warrants and options are exercised. Please refer to Item 507 and revise accordingly.

12.   We note the additional disclosure you have provided in the last sentence of this section in response to comment 32, including that "none of the selling Shareholders are affiliate (sic) of board of directors." If true, please revise this disclosure to reflect that none of the selling shareholders are affiliates of broker-dealers, not the board of directors.

Security Ownership of Certain Beneficial Owners, page 24

13.   We note that you added the clause "pursuant to Section 13(d)(2)" in response to comment 36 from our letter of November 17, 2006. Please remove this apparently incorrect reference. Furthermore, please revise your disclosure to provide beneficial ownership as required by Item 403 of Regulation S-B and Exchange Act Rule 13d-3(d)(1). In that regard, please disclose the ownership of Capital Merchant Banc. It is not appropriate to indicate an entity as being the beneficial owner of interests in your company without disclosing the ownership of such entity.

Industry Analysis, page 31

14.   We note the changes you have made in response to comment 40 from our letter of November 17, 2006, but we reissue the comment in relationship to your reference here to Motley Fool and Ubertrends.com. Please either provide a consent for the use of such information from each of these sources or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

Plan of Operation, page 42

15.   We note the additional disclosure you have provided in response to comment 60 from our letter of November 17, 2006, but we reissue it. Please provide a more robust discussion of your plan of operation including, among other things, greater detail regarding your liquidity needs over the next twelve months with respect to:

   - the amount of anticipated expenditures such as those associated with the use of the secure data center and the rented office space;
   - capital requirements to support the website development;
   - how you plan to raise additional funds if needed;

- the cost of any product research and development that you will perform during the term of the plan; and
- anticipated sales in the next twelve months.

Refer to Item 303 (a) of Regulation S-B for guidance.

Certain Relationships and Related Party Transactions, page 44

16. In response to comment 64 from our letter of November 17, 2006, you indicate that "[w]hen vested Capital Merchant Banc could acquire an amount of Shares equal to 15.66% of the issued and outstanding Common Stock prior to the exercise of any Warrants." Please explain to us how and when Capital Merchant Banc vests in its warrants and why this percentage is different than the 10.1% figure provided in the chart on page 24 for the percentage of ownership of common shares by Capital Merchant Banc assuming exercise of all warrants.

Executive and Directors Compensation, page 46

17. We note the disclosure you have added in response to comment 66 from our letter of November 17, 2006, but we reissue it, in part. Your new disclosure indicates that your officers contributed their services until June 30, 2006, after which they began to receive $6,000 a month. However, on page F-8 you indicate that management contributed their services to the company through September 30, 2006. Please revise to eliminate this discrepancy.

18. In addition, you indicate here that "our officers" contributed their services while you indicate on page F-8 that the President and CFO did so. Please revise to provide consistent disclosure about which officers contributed their services.

Recent Sales of Unregistered Securities, page 48

19. The last two entries in the chart on page 49, Dale Stonedahl and William Reilly, appear to have been entered here in error, since they appear earlier in the chart, as well. If so, please delete, or advise.

Signatures, page 52

20. We note your response to comment 72 from our letter of November 17, 2006. Please also provide the signature of the controller or principal accounting officer, as requested in the instructions for signatures to Form SB-2.

Mr. Neil Cox
Tombstone Cards, Inc.
January 29, 2007
Page 6

<u>Closing</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

        Sincerely,

        Hanna T. Teshome
        Special Counsel

cc: <u>Via Facsimile (303) 431-1567</u>
        Michael Littman, Esq.